UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2011

File No.   001-35297

Fortuna Silver Mines Inc.

(Name of Registrant)

355 Burrard Street, Suite 840, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F _____

FORM 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortuna Silver Mines Inc.

(Registrant)

Dated: November 10, 2011	By: /s/ "Jorge Ganoza Durant" Jorge Ganoza Durant President and CEO

Exhibits:

99.1

Fortuna News Release dated November 10, 2011

99.2

Interim Financial Statements for the Third Quarter ended September 30, 2011

99.3

Management Discussion and Analysis for the Third Quarter ended September 30, 2011